China Techfaith Wireless Communication Technology Limited

Tower D, Mfox Plaza, Ke Chuang 12th Street

Beijing Economic-Technological Development Area (Yi Zhuang)

Beijing 101111

People’s Republic of China

December 19, 2016

VIA EDGAR

Mr. William H. Thompson, Accounting Branch Chief

Mr. Adam Phippen, Staff Accountant

Office of Consumer Products

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	China Techfaith Wireless Communication Technology Limited (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2015

Filed April 29, 2016

File No. 0-51242

Dear Mr. Thompson and Mr. Phippen:

This letter sets forth the Company’s responses to the comments contained in the letter dated December 8, 2016 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 20-F for the fiscal year ended December 31, 2015 (the “2015 Form 20-F”). The Staff’s comments are repeated below and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2015 Form 20-F.

Form 20-F for the fiscal year ended December 31, 2015

Financial Statements

Reports of Independent Registered Public Accounting Firm, page F-2

1.	We reviewed your response to comment 4. The “related financial statements” in Rule 5-04(c) of Regulation S-X is referring to your consolidated financial statements filed under Item 18 of Form 20-F. Please amend to include an audit report that includes an opinion on the financial statement schedule.

The Company respectfully advises the Staff that it will include an audit report that includes an opinion on the financial statement schedule in an amendment to the 2015 Form 20-F.

Notes to the Consolidated Financial Statements

22. Operating Segments and Geographic Information, page F-43

2.	We reviewed your response to comment 7. We understand that you changed how you calculate total expenditures for purchase of long-lived assets in 2015. In future filings, please restate the corresponding information for earlier periods to provide consistent presentation. Refer to ASC 280-10-50-34 through 36.

The Company respectfully advises the Staff that it will restate the total expenditures for purchase of long-lived assets for earlier periods in its future Form 20-F filings.

*            *             *

If you have any additional questions or comments regarding this submission, please contact the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom LLP, at (852) 3740-4863 or email at julie.gao@skadden.com or Eddie Wong, the audit engagement partner at Friedman LLP, by phone at 212-842-7640 or via email at ewong@friedmanllp.com. Friedman LLP is the independent registered public accounting firm of the Company

Very truly yours,

/s/ Yuping Ouyang
Yuping Ouyang
Chief Financial Officer

cc:	Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Eddie Wong, Partner, Friedman LLP

3